

Mail Stop 4631

October 27, 2009

By U.S. Mail

Mingwang Lu
Chief Executive Officer
Golden Green Enterprises Limited
No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou 451191, China

Re: Golden Green Enterprises Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed on October 20, 2009
File No. 333-161924

Dear Mr. Lu:

We have reviewed your filing and have the following comments.

Table of Contents, page i

1.   We note the disclaimer you have added concerning the report prepared by Freedonia Custom Research, Inc. By choosing to refer to the Freedonia report in the prospectus, you are implicitly representing to investors that you believe the report is reliable. Furthermore, because you have included information from the report in the prospectus, investors are entitled to reasonably rely on the information. In view of the foregoing, the following statements and clauses within the disclaimer are inappropriate and you should revise the disclaimer to eliminate them and any other language in the prospectus with similar implications:

- "[T]he reader of the Report assumes sole responsibility for his or her selection of, or reliance on, the Report, or any excerpts thereof, in making any decision, including any investment decision."

- "Freedonia Custom Research, Inc. is not responsible, nor shall it have any liability, to us or to any reader of the Report for any interpretations of, or for any calculations based upon data contained in the Report or any excerpts thereof."

2.   Please tell us what consideration you have given to whether you need to obtain and file a consent from Freedonia Custom Research, Inc. for purposes of Rule 436 under the Securities Act of 1933, as amended. For your reference, please refer to Question 233.02 of our Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website.

Part II

Item 8. Exhibits and Financial Statement Schedules, page II-2

3.   We note your responses to comments three and four in our letter dated October 5, 2009. Please note that we will need adequate time to review the exhibits and consents that you have undertaken to file before requesting the acceleration of the effective date of the registration statement, and we may have comments on the exhibits and consent.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions regarding the above comments, please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Dietrich King, Staff Attorney, at (202) 551-3338.

                                                Sincerely,

                                                Pamela Long
                                                Assistant Director

cc: Steven M. Skolnick, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068